Exhibit 99.4

Navios Maritime Acquisition Corporation Announces Fleet Update

•	Delivery and Employment of One VLCC

•	Delivery and Employment of One MR2 Product Tanker

•	Employment of One VLCC and Two Product Tankers

MONACO – 01/08/15 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, announced today the delivery and employment of one VLCC and one MR2 product tanker and the employment of one VLCC and two product tankers.

VLCCs

The Nave Synergy, a 2010 Japanese-built VLCC of 299,973 dwt, was delivered to Navios Acquisition’s owned fleet in December 2014. The vessel has been chartered out to a high quality counterparty for one year at a rate of $34,125 net per day. The vessel is expected to generate approximately $8.6 million of aggregate EBITDA during this charter, assuming operating expense approximating current costs and 360 revenue days.

The Nave Neutrino, a VLCC, has been chartered out to a high quality counterparty for nine months at a rate based on an adjusted BITR TD3 index with an option for an additional nine-month period. The adjusted BITR TD3 is currently $76,645 per day.

Product Tankers

The Nave Sextans, an MR2 product tanker of 49,999 dwt, was delivered today to Navios Acquisition’s owned fleet. The Nave Sextans has been chartered out to a high quality counterparty for three years at a rate of $16,294 net per day. The vessel is expected to generate approximately $3.5 million of annual EBITDA and approximately $10.5 million of aggregate EBITDA for the entire charter period, assuming operating expense approximating current operating costs and 360 revenue days per year.

The Nave Alderamin, an MR2 product tanker, has been chartered out to a high quality counterparty for two years at $15,600 net per day. The vessel is expected to generate annual EBITDA of $3.2 million and approximately $6.5 million of aggregate EBITDA for the entire charter period, assuming operating expense approximating current operating costs and 360 revenue days per year.

The Nave Capella’s, an MR2 product tanker, employment has been extended for six months at an increased rate of $14,813 net per day with an option for an additional six-month period for $16,664 net per day.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “The strong increase in tanker rates has given us an opportunity to secure attractive period charters. We chartered out one VLCC for a one-year period at a rate we believe may be the highest VLCC rate since 2010. We have also maintained exposure to a robust spot market, currently at $76,645 per day, by chartering another VLCC on an index linked contract. We will continue to charter out our fleet while lengthening our charter periods as the market allows.”

Fleet Update

Following the delivery of the Nave Synergy and Nave Sextans, Navios Acquisition has 38 vessels in the water of which eight are VLCCs, 26 are product tankers and four are chemical tankers.

Navios Acquisition has contracted 73.4% of its available days for 2015.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website:

www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com